                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                   FORM 10-SB
                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              ---------------------


                           BERTEN USA HOLDINGS, INC.
                           -------------------------
                 (Name of Small Business Issuer in its charter)


           Florida                                     52-2262373
   -------------------------------                  ----------------
   (State or other jurisdiction of                  (I.R.S. Employer
    incorporation or organization)                 Identification No.)



11845 West Olympic Boulevard, Suite 1140
     Los Angeles, California                              90064
-----------------------------------------               ---------
(Address of principal executive offices)                (Zip code)

Issuer's telephone number: (310) 477-7395

Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

Securities to be registered pursuant to Section 12(g) of the Act:


                           Common Stock (no par value)
                           ---------------------------
                                (Title of Class)


                              Page One of __ Pages
                      Exhibit Index is Located at Page __.

                                TABLE OF CONTENTS

                                                                            Page
PART I

Item 1.   Description of Business .........................................

Item 2.   Plan of Operation ...............................................

Item 3.   Description of Property .........................................

Item 4.   Security Ownership of Certain Beneficial Owners
            and Management ................................................

Item 5.   Directors, Executive Officers, Promoters and
            Control Persons ...............................................

Item 6.   Executive Compensation ..........................................

Item 7.   Certain Relationships and Related Transactions ..................

Item 8.   Description of Securities .......................................


PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters .......................................................

Item 2.   Legal Proceedings ...............................................

Item 3.   Changes in and Disagreements with Accountants ...................

Item 4.   Recent Sales of Unregistered Securities .........................

Item 5.   Indemnification of Directors and Officers .......................


PART F/S

          Financial Statements ............................................


PART III

Item 1.   Index to Exhibits ...............................................

                  Signatures ..............................................

             CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

         Berten USA Holdings, Inc. (the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements.

         This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) technology advancements as they relate to the communications and consumer electronics industries; and, (iv) the Company's financing plans.

         Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on new product development, competition, and technological change.

         The accompanying information contained in this Registration, including, without limitation, the information set forth under the headings "Risk Factors," "Description of Business" and "Management's Discussion and Analysis or Plan of Operation" identify important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement.

         Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

                  Berten USA Holdings, Inc. (the "Company" or the "Registrant") was organized on June 3, 1997 as Future Projects VII Corp. under the laws of the State of Florida.

                  The articles of incorporation was amended on May 18, 2000 effecting a change of name to Berten USA Holdings, Inc., as well as a change in par value of its common stock from $0.001 par value to no par value.

                  The Company has expanded its development stage operations by acquiring DigitalReach International, Inc., a wholly-owned subsidiary that owns 65% of the stock of digitalReach Corporation (formerly Web Ventures Corporation) ("digitalReach" or "DRC") pursuant to a Stock Purchase Agreement with Promissory Note dated August 1, 2000.

                  Registrant has a former subsidiary, Berten USA, Inc. (formerly DP Development Company), a development stage company. Berten USA, Inc. was spun-off effective December 31, 2000.

                  digitalReach Corporation is a developer and provider of People Asset Management(TM) software solutions and integration services that are aimed at transforming the way organizations plan for, hire and retain their most valuable asset: people. The suite of software and management tools is a unique application that precisely matches employers' job requirements to the skill sets of potential candidates. By addressing the challenges of human resources workforce management, digitalReach empowers organizations to make better business decisions while saving both time and money.

                  DigitalReach's flagship product is an evolutionary software technology that transforms the process of hiring and managing internal and external workforces into the streamlined practice of People Asset Management. Employers enter job requests using information from the skills library, a pre-populated database of thousands of industry standard skills. Employees and candidates use the same skills database to complete detailed Applicant Profiles, identifying their business experience, work-related skills, education and accomplishments. To save time, templates are available to assist in the creation process and may be further customized for accuracy. Empowering employers and employees to speak the same language allows digitalReach to precisely match Applicant Profiles and Job Requests without the chore of sorting through hundreds of resumes. Easily implemented, digitalReach creates an efficient in-house process that can be customized to fit your People Asset Managements(TM) needs.

                  The digitalReach Prototype functionality was increased in version 2.0 with the addition of a keyword search engine, skills match engine, and dialogue capability via a two-way bulletin board. Front-end user interface appearance was also updated. Prototype version 1.0 features included an accurate and powerful precision match engine, the core of the DigitalReach People Asset Management (PAM) solution, that enables both employers and candidates to post, edit, save, and match job postings and resumes.

                  The Alpha release of intraReach v1.0 took place in the third quarter of 2000. The Alpha release is a fully functional product available for testing and trial use by initial clients.

                  The Alpha release represented a significant evolution from Prototype II announced on August 25, 2000. Additional features included: a first generation Skills Library, Smart Search capability, and more comprehensive digital matching capability. The Alpha release was the first step beyond proof of concept prototypes towards a fully functional, commercial version of the product.

                  In December 2000, digitalReach Corporation announced that Paragon Dynamics, Inc. had completed a pilot trial of intraReach(TM), a People Asset Management software solution. Trial of the Alpha release of intraReach(TM) by Paragon took place in November. Feedback on the intraReach(TM) product from Paragon was highly positive. Paragon Dynamics confirmed its desire to move into a beta-trial relationship with digitalReach, and plans to become one of the first digitalReach customers when the commercial release becomes available. Paragon Dynamics, Inc. is a software implementation and engineering company based in Englewood, Colorado.

                  In March 2001, the Beta version of digitalReach was handed over from the software development team to the professional services group. digitalReach also announced that the first external Beta installation will take place at Paragon Dynamics.

                  The current global downturn in internet stock performance affected the funding scenario and forced Registrant and its subsidiary, digitalReach, to look for cost-effective situs for product development in order to minimize overhead. Revised product development plan is being finalized.

GOVERNMENTAL REGULATIONS

                  Registrant and its subsidiary, digitalReach, are not subject to any extraordinary governmental regulations.

RISK FACTORS

                  The Company's business is subject to certain risk factors, including the following:

                  There is significant competition in the market for job search portals and software.

                  Registrant believes that the principal competitive factors in the market for job matching portals and software are name recognition, performance, ease of use and functionality of products.

                  digitalReach will encounter competition from other firms and established institutions, most of which are larger, have longer histories of operations and have greater financial, marketing and other resources than those of digitalReach.

                  No assurances can be provided that digitalReach will be successful in its efforts to maintain market acceptance or that, even if successful, will be able to attract sufficient sales to make its operations commercially profitable.

                  The Company's Independent Auditors have expressed a going concern opinion.

                  As a result of the Company's continued losses from operations and with no established source of revenues, there is some doubt about the Company's ability to continue as a going concern and, as a result, the Company's independent auditors have issued a "going concern" opinion in connection with the audits for the year ended December 31, 2000. Until the operating subsidiary, digitalReach, begins earning revenues, as to which there can be no assurance, the Company will be incurring losses.

                  There is a risk of technological change and risk of obsolescence.

                  The high technology software product that digitalReach offers is subject to rapid and significant technological change. Competitors who develop more effective and efficient technology may render the Company's technology and products obsolete. Thus, the Company's future success will depend in part on its ability to adapt to rapidly changing technologies, to adjust its services and products to evolving industry standards and to continue to improve the performance, qualities and reliability of its services and products. It must do so not only to meet the demands of the marketplace, but also to keep pace with competitive service and product offerings. There can be no assurance that the Company will successfully meet these requirements. Failure to adapt to such changes would have a material adverse effect on the Company's business.

                  There is a risk that digitalReach may not be able to maintain technology protection and proprietary rights.

                  digitalReach regards its technology as its property and attempts to protect it through intellectual property and trade secret laws, restrictions on disclosure and other methods. digitalReach enters into confidentiality agreements with its employees and contractors and tries to control access to and distribution of its documents and proprietary technology. However, the steps taken may not prevent misappropriation or infringement of digitalReach's proprietary technology. Thus, digitalReach is exposed to the risk that others may use its technology and processes without redress. Further, no assurances can be provided that digitalReach's technology or processes will not be found to infringe upon the patents and proprietary technology of others.

                  The success of Registrant's future growth is dependent on its ability to successfully manage growth of digitalReach.

                  For digitalReach to develop its products, expand rapidly, to offer its services and products successfully, and to implement its business plan, digitalReach will require effective planning and management. Its future performance and profitability will depend on many factors, including (i) management must successfully maintain existing customer relationships; (ii) digitalReach must effectively market expanded service capabilities; (iii) digitalReach needs to keep up a consistent high quality of service; and (iv) digitalReach must recruit, train, motivate and retain qualified personnel.

                  No assurances can be provided that the Company will either maintain or accelerate digitalReach's growth or that the Company will anticipate all of the changing demands that expanding operations will impose on management, financial systems and management information systems. Any failure to do so could have a material adverse effect on the Company's business.

                  There is a limited trading market for Registrant's common stock.

                  As of the date of this Registration Statement, the Registrant's Common Stock is traded on the "Electronic Bulletin Board-Pink Sheets" operated by the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "BTUS." The Electronic Bulletin Board is a more limited trading market than the NASDAQ Small Cap Market and timely, accurate quotations as to the price of the Common Stock may not always be available.

                  Although the Company's common stock is quoted on the National Quotation Bureau's "Pink Sheets", the stock is traded on a sporadic basis; accordingly, there is currently no "established trading market" for its common stock, and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

                  Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in the Company's common stock. Further, effective January 4, 1999, the National Association of Securities Dealers ("NASD") adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under
Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). This Registration Statement will bring the Company into compliance with the listing provision of the OTC Bulletin Board and should prevent the NASD from delisting quotations of the Company's common stock.

                  The Registrant's common stock may be subject to Low-Priced Stock Risk Disclosure Requirements.

                  The securities of the Registrant may be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission.

                  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks associated with the penny stock market. The broker or dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

                  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's stock that become subject to the penny stock rules, and accordingly, customers in the Company's securities may find it difficult to sell their securities, if at all.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration Statement.


Results of Operations

                      There were no revenues from sales for the period ended December 31, 2000. The Company sustained a net operating loss of $2,640,207 for the period then ended, which was mostly development, general and administrative expenses as a development stage company.

Liquidity and Capital Resources

                       As of December 31, 2000, the Company had cash in the amount of $907,151. Until such time as digitalReach starts earning, the Company will need to infuse funding in digitalReach, or to seek additional capital.

                       The Company faces considerable risks at each step in its strategic business plan. Such things as technology, societal and economic changes, cost overruns, lack of interest, and shortfalls in funding due to the Company's inability to raise additional capital in the equity securities market all may have an impact on the Company.

Patents

                  It is the policy of the Registrant to file patent applications in the United States and foreign jurisdictions. The "Digital Reach System" is the subject of U.S. patent application. The president and chief executive officer of digitalReach, Roland Thomas, was the inventor of the technology and assigned all rights to digitalReach.

                  No assurance can be given that the patent applications of digitalReach will be approved or that any issued patents will provide competitive advantages for the Company's technologies or will not be challenged or circumvented by competitors. With respect to any patents which may issue from the applications, there can be no assurance that claims allowed will be sufficient to protect the Company's technologies. Patent applications in the United States are maintained in secrecy until a patent issues, and digitalReach cannot be certain that others have not filed patent applications for technology covered by its pending applications or that digitalReach was the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, processes that may block digitalReach's patent rights or compete without infringing the patent rights of the Company. In addition, there can be no assurance that any patents issued to digitalReach will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

                  The Company, through its subsidiary digitalReach, also relies on trade secrets and proprietary know-how which it seeks to protect, in part, through confidentiality agreements with employees, consultants, collaborative partners and others. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. Although potential collaborative partners and digitalReach's research partners and consultants are not given access to proprietary trade secrets and know-how until they have executed confidentiality agreements, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

Trademarks

     The Company has filed applications in the United States Patent and Trademark Office to register its marks including digitalReach. These applications for registration are still pending. In connection with the Company's Internet web site, the Company has registered with Network Solutions, Inc. the internet domain name www.btus-holdings.com. Please note that information included in any website referenced in the registration statement does not form part of this registration statement. Also, digitalReach has registered the internet domain name www.digitalreach.com for its corporate website.

Proprietary Information

                  Much of the Company's technology is dependent upon the knowledge, experience and skills of key scientific and technical personnel. To protect the Company's rights to its proprietary technology, the Company's policy requires all employees and consultants to execute confidentiality agreements that prohibit the disclosure of confidential information to anyone outside the Company. These agreements also require disclosure and assignment to the Company of discoveries and inventions made by such persons while devoted to Company activities.


ITEM 3. DESCRIPTION OF PROPERTY

                  The Company presently occupies office space at 11845 West Olympic Boulevard, Suite 1140, Los Angeles, California 90048. This space consists of 1,132 square feet of office space, leased for a term which expires on September 29, 2002 at $2,621.36 per month. Management believes that this arrangement will meet the Company's needs for the foreseeable future.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                  (a) Security Ownership of Certain Beneficial Owners.

                  The following table sets forth the security and beneficial ownership for each class of equity securities of the Company for any person who is known to be the beneficial owner of more than five (5%) percent of the Company.

                   Name and        Amount and
                   Address of      Nature of
                   Beneficial      Beneficial      Percent
Title of Class       Owner           Owner         of Class
--------------     ----------      ----------      --------
Common              -none-          -none-          -none-


                  As of July 1, 2001, the total of the Company's outstanding Common Shares are held by 1,545 equity holders (including Cede & Co. - "street" held securities).

                  (b) Security Ownership of Management.

                  The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all directors and officers of the Company.

                     Name and                Amount and
                    Address of               Nature of
                    Beneficial               Beneficial          Percent
Title of Class         Owner                   Owner             of Class
--------------      ----------               ----------          --------
Common            Chris Albornoz               none                 0%

Common            Albert Quiambao              none                 0%

Common            Roy Rayo                     none                 0%

Common            All Officers and             none                 0%

                           Directors as a Group
                           (three [3] individuals)


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

                  The directors and officers (and promoters, affiliates and control persons) of the Company are as follows:

       Name                    Age               Position
       ----                    ---               --------
   Chris Albornoz               31                President and Director

   Albert Quiambao              37                Treasurer and Director

   Roy Rayo                     34                Secretary


                  The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by a majority vote of the remaining Directors. Officers of Registrant serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of Registrant.


Resumes

                  Chris Albornoz

                  Mr. Albornoz is the President and a Director of Registrant. He brings a track record of implementing network solutions. From May 1996 to February 2001, he was Manager for Systems Operations of Leslies Poolmart, the world's largest retailer of swimming pool supplies. He also worked as Senior Information System Technician of Parsons Corporation from December 1993 to May 1996. Parsons Corporation is a worldwide engineering and construction contractor.

                  Albert Quiambao

                  Mr. Quiambao is Director and Treasurer of Registrant. He has 11 years of EDP/MIS experience as analyst/programmer, knowledgeable in designing, coding, testing, implementing, and maintaining mainframe and PC application systems. He worked for Prudential Securities Inc. (New York City) and Prudential Mutual Funds Services (New Jersey), Chase Manhattan (New York
                  City), Hapag-Lloyd Shipping (New York City), and Far East Bank and Trust Co. (Manila).

                  Roy Rayo

                  Mr. Rayo is Secretary of Registrant. From September 1997 through May 2000, Mr. Rayo was visiting foreign attorney at SyCip Salazar Hernandez & Gatmaitan in Makati City, Metro Manila, Philippines, where he assisted in prosecution and maintenance of trademark applications and registrations. From April through August 1997, Mr. Rayo was a law clerk in the Circuit Court of the Second Circuit in Maui, Hawaii. From January through March 1997, Mr. Rayo was a legal analyst at the House of Representatives, State of Hawaii. From June through July 1994, Mr. Rayo was an intern at the United Nations Economic and Social Commission for Asia and the Pacific, Bangkok, Thailand.


Conflicts of Interest

                  The officers and directors of Registrant are and may in the future become shareholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by Registrant. Accordingly, conflicts of interest may arise with respect to such individuals acting on behalf of Registrant or other entities. Registrant does have a policy of requiring a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Registrant's business operations.

                  The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


ITEM 6. EXECUTIVE COMPENSATION.

                  The following table sets forth compensation paid or awarded to all officers and directors of the Company.

Name and                                                      All Other
Principal Position       Year       Salary        Bonus       Compensation
------------------       ----       ------        -----       ------------
Chris Albornoz           2001       0             0            None
Albert Quiambao          2001       0             0            None
Roy Rayo                 2001       0             0            None


                  During the last three calendar years, except for Kimberly Johnson, a former president of the company, none of Registrant's previously serving officers and directors received any compensation for their services rendered to Registrant. Kimberly Johnson, who served as director and president of the company from August 9, 2000 to April 30, 2001, received an annual salary of $50,000. During the same period, Registrant did not accrue compensation for any such persons pursuant to any agreement or otherwise.

                  Employment Agreements

                  Registrant has no employment agreements with any of its officers, directors or employees, except with Kimberly Johnson, whose employment as CEO and President of the Company was terminated on April 30, 2001. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Registrant for the benefit of its employees.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

                  There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


ITEM 8. DESCRIPTION OF SECURITIES.

                  The Company's authorized capital stock consists of 10,000,000 shares of no par value preferred stock and 100,000,000 shares of no par value common stock. There are 42,065,000 Common Shares issued and outstanding as of June 1, 2001. There are no issued and outstanding preferred stock.

                  All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


                                     PART II

Item 1.  Market Price for Common Equity and Related Stockholder Matters.

         (a) Market Price.

                           The Company's common stock is currently traded on the
National Quotation Bureau LLC System under the symbol "BTUS." The following table sets forth, for the periods indicated, the high and low closing bid prices for the common stock of the Company as reported on said system (or as may have been previously reported on the Over the Counter Bulletin Board System). The bid prices reflect inter-dealer quotations, do no include retail mark-ups, mark-downs or commissions, and do no necessarily reflect actual transactions.

                  Date              Open            High Bid          Low Bid            Close
                  ----              ----            --------          -------            -----
                  07/13/00         4.00              4.00               4.00             4.00
                  09/29/00         0                 0                  0                0
                  12/29/00         2                 2                  2                2
                  04/3/01          1.50              1.50               1.50             1.50
                  06/29/01         0.24              0.24               0.24             0.24


                           For any market that develops for the Company's common
stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company. This requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144.

                           The Securities and Exchange Commission adopted Rule
15g-9, which established the definition of a "penny stock," for purposes relevant to Registrant, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                  For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and Registrant must have an operating history of at least one year or a market capitalization of $50 million.

                  For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

                  (b)  Holders.

                  As of June 1, 2001, there are 1,545 holders of Registrant's Common Stock.

                  According to the shareholder listing as of June 1, 2001 prepared by the transfer agent, 2,100,000 of the issued and outstanding shares of Registrant's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

                  In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Registrant. (See "Item 4 - Recent Sales of Unregistered Securities.")


                  As of January 1, 2000, the Company issued 1,000,000, adjusted for the one for five share reverse split of May 18, 2000, of its Common Stock. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

                  On May 18, 2000, the Company issued 2,000,000 of its Common Shares for note. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Rule 504 of Regulation D of the rules and regulations promulgated under the Securities Act of 1933, as amended.

                  On June 26, the Company issued 65,000 shares of common stock for professional services. These shares were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

                  On August 15, 2000, the Company issued 5,000,000 of its Common Shares in exchange for 5,000,000 shares of common stock, which represents all of the issued and outstanding shares of stock of Digitalreach International, Inc., a Nevada corporation. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

                  On September 13, 2000, the Company issued 29,000,000 of its Common Shares in exchange for 29,000,000 shares of common stock of Berten USA Inc., a Nevada corporation. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

                  On October 23, 2000, the Company issued 5,000,000 of its Common Shares in cancellation of indebtedness to Ridgeway Commercial Ventures Ltd. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Regulation S of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. In connection with said purchase, the purchaser agreed as follows:

                           (a) All offers and sales of the securities prior to
                  the expiration of the distribution compliance period of Regulation S (Rule 901 and 905, and Preliminary Notes) shall have offering restrictions imposed;

                           (b) The offer or sale, if made prior to the
                  expiration of a one-year distribution compliance period, is not made to a U.S. person or for the account or benefit of a U.S. person; and


                           (c) The offer or sale, if made prior to the
                  expiration of a one-year distribution compliance period, will be made pursuant to the following conditions:

                                    1. The purchaser of the securities (other
                           than a distributor) certifies that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who purchased securities in a transaction that did not require registration under the Act.

                                    2. The purchaser of the securities agrees to
                           resell such securities only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

                                    3. The securities of the Seller contain a
                           legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

                                    4. The Company is required, either by
                           contract or a provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of securities not made in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes) pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if the securities are in bearer form or foreign law prevents the Seller from refusing to register securities transfers, other reasonable procedures are implemented to prevent any transfer of the securities not made in accordance with the provisions of this Regulation S.

                           (d) For offers and sales of equity securities of
                  domestic issuers, not to engage in hedging transactions with regard to such securities prior to the expiration of the distribution compliance period specified in (a) above, unless in compliance with the Act.

                  As of the date of this registration statement, the Company believes that 2,100,000 of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. (See "Item 4 - Recent Sales of Unregistered Securities.")

                  (c) Dividends.

                  The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

                  The payment of dividends is within the discretion of the Board of Directors of the Company. The Company currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. It is not anticipated that any dividends will be paid in the foreseeable future and there can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future earnings, if any, the Company's financial condition and capital requirements, general business conditions and other factors.

                  The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

                  (d) Reports to Shareholders

                  The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.


Item 2.  Legal Proceedings.

                  To the best knowledge of the officers and directors of the Company, there are no present judgments against the Company or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

                  A former subsidiary of Registrant, Berten USA, Inc., filed a complaint against the former Chief Executive Officer of Stratasys, Inc. The complaint, filed with the Superior Court of the State of California, County of San Luis Obispo, alleged self-dealing, breach of contract, fraudulent transfer and constructive fraud on defendant James Martin, former CEO of Stratasys, Inc. A cross complaint was filed by James Martin against Registrant, and others.

                  The case (CV 000823) was related to the Agreement of Merger dated March 31, 2000 by and between Berten USA, Inc., Stratasys, Inc., and Web Ventures Corporation (now DigitalReach Corporation).

                  The Agreement of Merger intended that Berten USA, Inc. would be the surviving entity. The Agreement of Merger did not become effective because it was never filed in accordance with the laws of each state of incorporation of the parties. However, Registrant made advances to Stratasys, Inc. through

Berten USA, Inc. amounting to $1,170,300 and advances to the Chief Executive Officer of Stratasys, Inc. total $57,422 as of December 31, 2000.

                  On March 19, 2001, James Martin filed for bankruptcy. As of date of this registration statement, the aforementioned lawsuit is stayed because of the Chapter 7 bankruptcy filing of defendant James Martin. The next status conference will be held on October 12, 2001.

                  In the normal course of business, the Company may be subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to such matters in case any such matters will arise in the future.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.


                  On January 27, 2001, Barry L. Friedman, 1582 Tulita Drive, Las Vegas, Nevada 89127, the principal accountant which had previously been engaged to audit registrant's financial statements, died. Kyle Tingle, CPA, P.O. Box 50141, Henderson, Nevada 89016 has been engaged to audit registrant's financial statements for the fiscal year ended December 31, 2001. Registrant does not believe that there will be any disagreements with the findings of Barry L. Friedman.

                  On January 8, 2001, the Company retained Josefina de La Cruz, Certified Public Accountant as the Company's independent auditor.

                  The independent auditors report dated March 21, 2001, prepared by Josefina de la Cruz, CPA, contained a "going concern" exception.

                  There were no disagreements with Josefina de la Cruz, CPA, P.C. whether or not resolved, on any matter of accounting principals or practices, financial statement disclosure or auditing scope or procedure.


Item 4.  Recent Sales of Unregistered Securities.

                  As of June 1, 2001, there were 42,065,000 shares of common stock issued and outstanding. On May 18, 2000, a 1 for 5 reverse stock split was effected. Other subsequent stock issuances are:

         (a) Pursuant to the Stock Purchase Agreement, the Company issued 2,000,000 shares of common stock for note receivable of $1,000,000 on May 18, 2000 to Asean Commercial Holdings Ltd.

         (b) On June 26, 2000, the Company issued 65,000 shares of common stock for professional services valued at $25,000 to Cutler Law Group.

         (c) Pursuant to the Stock Exchange Agreement dated August 15, 2000, 5,000,000 shares of the Company's common stock were exchanged with 5,000,000 shares of common stock of Digitalreach International, Inc. (DRI), a Nevada Corporation. As a result, DRI became a 100% subsidiary of Registrant.

         (d) On September 13, 2000, 29 million shares of common stock of the Company were exchanged for 29 million shares of common stock of Berten USA, Inc. pursuant to the Stock Exchange Agreement dated May 18, 2000.

         (e) Pursuant to the Stock Purchase Agreement dated October 23, 2000 by and between Berten USA Holdings, Inc. and Ridgeway Commercial Ventures, Ltd., Registrant issued 5 million shares of common stock to Ridgeway Commercial Ventures Limited, a Belize Corporation, in exchange for cancellation of $1,911,339 debt and note amounting to

              $588,661.

                  All of the shares of Common Stock of the Company issued pursuant to the stock exchange agreements were issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

                  In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

         (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

         (2) When restricted securities are sold, generally there must be a one-year holding period.

         (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

         (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

         (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

         (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in
                  (5) above.

              As of June 1, 2001, 2,100,000 of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.


Item 5.  Indemnification of Directors and Officers.

                  Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

Financial Statements.

              The following financial statements for the year ended December 31, 2000 are attached to this report and filed as a part thereof.

         1)       Table of Contents

         2)       Independent Auditors' Report

         3)       Balance Sheet - Assets

         4)       Balance Sheet - Liabilities and Stockholders' Equity

         5)       Statement of Operations

         6)       Statement of Changes in Stockholders' Equity

         7)       Statement of Cash Flows

         8)       Notes to Financial Statements

              The following financial statements for the period ended December 31, 2000 attached to this report and filed as a part thereof.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



                                TABLE OF CONTENTS





                                                                            PAGE NO.
                                                                            --------
REPORT OF INDEPENDENT AUDITORS                                                  1

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheet                                                 2

     Consolidated Statement of Operations                                       3

     Consolidated Statement of Changes in Stockholders' Equity                  4

     Consolidated Statement of Cash Flows                                       5

     Notes to Consolidated Financial Statements                            6 -- 15

SUPPLEMENTARY INFORMATION

     Consolidated Schedule of Development, General and Administrative
           Expenses                                                            16

                         [JOSEFINA C. DE LA CRUZ, C.P.A.
                     A PROFESSIONAL CORPORATION LETTERHEAD]

--------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Berten USA Holdings, Inc. and Subsidiaries
Los Angeles, California

We have audited the accompanying consolidated balance sheet of Berten USA Holdings, Inc., and Subsidiaries (Development Stage Companies) as of December 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berten USA Holdings, Inc. and Subsidiaries (Development Stage Companies) as of December 31, 2000 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The information included in the accompanying consolidated schedule of development, general, and administrative expenses are presented for supplementary analysis purposes only. Such information has been subjected to the audit procedures applied in the audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

The accompanying consolidated financial statements have been prepared assuming the Company and Subsidiaries will continue as a going concern. As discussed in
Note 12 to the consolidated financial statements, the Company and Subsidiaries have no established source of revenue. This raises some doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Josefina C. de la Cruz, CPA
A Professional Corporation

March 21, 2001

--------------------------------------------------------------------------------

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000


                                     ASSETS

CURRENT ASSETS

    Cash                                                            $   907,151
    Other receivables                                                     5,950
                                                                    -----------

    TOTAL CURRENT ASSETS                                                913,101
                                                                    -----------

PROPERTY AND EQUIPMENT, NET (NOTE 3)                                    328,115
                                                                    -----------

OTHER ASSETS

    Note receivable (Note 5)                                            588,261
    Deposits                                                             37,961
                                                                    -----------

    TOTAL OTHER ASSETS                                                  626,222
                                                                    -----------

TOTAL ASSETS                                                        $ 1,867,438
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES (NOTE 6)

    Accounts payable                                                $    82,401
    Accrued expenses                                                     87,420
                                                                    -----------

    TOTAL CURRENT LIABILITIES                                           169,821
                                                                    -----------


MINORITY INTERESTS (NOTE 7)                                            (919,142)
                                                                    -----------

STOCKHOLDERS' EQUITY (NOTE 8)

    Common stock, no par value; 100,000,000 shares authorized;
         42,065,000 shares, issued and outstanding                    5,565,000
    Paid-in capital                                                      (3,000)
    Accumulated deficit                                              (2,945,241)
                                                                    -----------

    TOTAL STOCKHOLDERS' EQUITY                                        2,616,759
                                                                    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 1,867,438
                                                                    ===========


  See accompanying notes to consolidated financial statements and independent auditors' report.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

REVENUE                                                                $         --
                                                                       ------------

EXPENSES

    Development, general and administrative expenses (Schedule A)      $  2,588,486
    Depreciation (Note 3)                                                    51,721
                                                                       ------------

    Total operating expenses                                              2,640,207
                                                                       ------------

NET OPERATING LOSS                                                       (2,640,207)
                                                                       ------------

OTHER INCOME (EXPENSE)

    Interest expense                                                         (2,910)
    Interest income                                                           1,834
    Loss on sale of fixed assets                                             (1,369)
                                                                       ------------

    Total other income (expense)                                             (2,445)
                                                                       ------------

NET LOSS BEFORE MINORITY INTERESTS                                       (2,642,652)

MINORITY INTERESTS - SHARE OF LOSS                                          946,487
                                                                       ------------

NET LOSS BEFORE EXTRAORDINARY ITEMS                                      (1,696,165)

EXTRAORDINARY ITEM - LOSS ON UNCOLLECTIBLE DEBT (NOTE 4)                 (1,247,076)
                                                                       ------------

NET LOSS                                                               $ (2,943,241)
                                                                       ============

NET LOSS PER COMMON SHARE                                              $       0.07
                                                                       ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES                                 42,065,000
                                                                       ============


  See accompanying notes to consolidated financial statements and independent auditors' report.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                                                        Total
                                                                                     Paid-in        Accumulated      Stockholders'
                                                    Shares           Amount          Capital          Deficit           Equity
                                                 ------------     ------------     ------------     ------------     ------------

Balances, January 1, 2000                           5,000,000     $      5,000     $     (3,000)    $     (2,000)    $         --

Restatement on May 18, 2000 per stock split        (5,000,000)              --               --               --               --

Common Stock Retroactively
restated on May 18, 2000
(1 to 5 reverse stock split)                        1,000,000               --               --               --               --

Shares issued on May 18, 2000
for note                                            2,000,000        1,000,000               --               --        1,000,000

Shares issued for services on
June 26, 2000                                          65,000           25,000               --               --           25,000

Shares issued on July 27, 2000 for
cancellation of debt                               29,000,000        2,030,000               --               --        2,030,000

Shares issued to shareholders of DigitalReach
International for its 5,000,000 common shares
August 15, 2000                                     5,000,000            5,000               --               --            5,000

Shares issued in exchange for  note
receivable and cancellation of debt on
November 3, 2000                                    5,000,000        2,500,000               --               --        2,500,000

Net loss for the year ended
December 31, 2000                                  (2,943,241)      (2,943,241)
                                                 ------------     ------------     ------------     ------------     ------------

                                                   42,065,000     $  5,565,000     $     (3,000)    $ (2,945,241)    $  2,616,759
                                                 ============     ============     ============     ============     ============


  See accompanying notes to consolidated financial statements and independent auditors' report.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                       $(1,696,165)
     Adjustment to reconcile net loss to net cash
        provided by operating activities
            Depreciation                                                 51,721
            Minority interest in net loss of subsidiary                (946,487)
            (Increase) decrease in
                 Other receivable                                        (5,950)
            Increase (decrease) in
                 Accounts payable                                       112,401
                 Accrued expenses                                        87,423
                                                                    -----------

                      NET CASH USED BY OPERATING ACTIVITIES          (2,397,057)
                                                                    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Deposits                                                           (37,961)
     Purchase of equipment                                             (376,878)
                                                                    -----------

                     NET CASH USED BY INVESTING ACTIVITIES             (414,839)
                                                                    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

     Collection of notes receivable                                   1,009,500
     Increase in other receivable                                       (57,422)
     Due to investors                                                 3,822,609
     Due from affiliates                                             (1,070,524)
                                                                    -----------

                     NET CASH PROVIDED BY FINANCING ACTIVITIES        3,704,163
                                                                    -----------

                     NET INCREASE IN CASH                               892,267

CASH, BEGINNING OF YEAR                                                  14,884
                                                                    -----------

CASH, END OF YEAR                                                   $   907,151
                                                                    ===========


  See accompanying notes to consolidated financial statements and independent auditors' report.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 1 -- ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements include the accounts of Berten USA Holdings, Inc. (BTUS), and its Subsidiaries, DigitalReach International Inc. (DRII), and digitalReach Corporation (DRC), collectively referred to as the "Company". All significant intercompany transactions have been eliminated in consolidation.

Berten USA Holdings, Inc. (the Parent) was formerly Future Projects VII, Corp. and was organized on June 3, 1997, under the laws of the State of Florida. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standards No. 7 (SFAS 7), "Accounting and Reporting for Development Stage Enterprises," is considered a development stage company. The articles of incorporation were amended on May 18, 2000 effecting a change of name to Berten USA Holdings, Inc. Other amendments changed its common stock par value from $0.001 to no par value. Total authorized shares is One Hundred Million (100,000,000) shares of common stock, no par value, and Ten Million shares of preferred stock no par value. As of December 31, 2000, total issued and outstanding shares is 42,065,000 shares of common stock. There are no issued and outstanding shares of preferred stock as of December 31, 2000.

DigitalReach International, Inc. (DRII) was organized on July 31, 2000, under the laws of the State of Nevada. DRII currently has no operations and in accordance with SFAS 7, is considered a development stage company. DRII is a 100% subsidiary of BTUS.

DigitalReach Company (formerly WebVentures Corporation) was organized and incorporated in the state of Virginia on March 26, 1999. DigitalReach Corporation (DRC) is considered a development stage company in accordance with SFAS 7. DRC's operations are currently based in Englewood, Colorado.DRC is in the process of developing a state-of-the-art People Asset Management (PAM) software solutions. Its flagship products, DigitalReach(1)tm and DigitalReach(x)tm are new generation of internet-business applications that will replace traditional paper-based hiring methods, with online standard skills database-driven solution. The Company's software addresses the challenges of evaluating, hiring, managing and retaining professional knowledge workers. It provides a global internet or internet open-market solution for precision matching employees, consultants and contractors with companies in search of human resources. DRC is a 65% subsidiary of DRII.

A subsidiary of BTUS, Berten USA, Inc., and a related entity, Stratasys, Inc., have not been consolidated with BTUS. See Note 9 (c) for contingencies. A merger agreement was entered into on March 31, 2000 between Web Ventures Corporation (now digitalReach Corp.), Stratasys, Inc., a California Corporation and Berten USA, Inc. The merger agreement intended that Berten USA, Inc. will be the surviving entity. The merger agreement did not become effective because it was never filed in accordance with the laws of each state of incorporation of the parties.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


CONSOLIDATION POLICY

The Company has adopted the provisions of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements," as amended by Statement of Financial Accounting Standard No. 94 (SFAS 94), "Consolidation of All Majority-Owned Subsidiaries" for its consolidation guidelines whereby a parent company that has a controlling financial interest represented by direct or indirect ownership of more than 50% voting interest be consolidated, except those in which (a) control of the subsidiary is temporary or (b) significant doubt exists regarding the parent's ability to control the subsidiary.

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate share of profits and losses based on its percentage interest in earnings of companies 50% or less owned.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

CASH AND CASH EQUIVALENTS

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, as follows:

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                                   Useful Life
                                                    in Years
                                                   ------------

Furniture and fixtures                              5-7 years
Equipment                                           3-5 years
Software                                             3 years

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes that enactment date.

STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, (APB 25), "Accounting for Stock Issued to Employees". The Company has chosen to account for employee stock-based compensation using APB 25.

COMPREHENSIVE INCOME

The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS
130), "Reporting Comprehensive Income," on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general-purpose financial statements. SFAS 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements.

EARNINGS PER SHARE

Basic earnings per share amounts are calculated using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants, and convertible securities, unless the effect is to reduce a loss or increase earnings per shares.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 2 -- SUMMARY OF SIGNIFICANT AND ACCOUNTING POLICIES (CONTINUED)


REPORTING ON COSTS OF START-UP ACTIVITIES

Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs to be expended as incurred. With the adoption of SOP 98-5, there has been little effect on the Company's financial statements.

RESEARCH AND DEVELOPMENT COSTS

All research and development (R&D) costs are expensed in the period incurred in accordance with Statement of Financial Accounting Standards No. 2 (SFAS 2). Additionally, assets used in R&D activity, such as equipment, facilities, and patents that have alternative future uses in other R&D activities or otherwise are capitalized. Depreciation and amortization on such capitalized R&D-related assets is charged to R&D expense. All expenditures in conjunction with an R&D project, including personnel costs, materials, equipment, facilities, and intangibles, for which the Company has no alternative future use beyond the specific project for which the items were purchased, are expensed. Indirect costs, including general and administrative expenses, which are directly related to the R&D project, are also expensed when incurred.

ADVERTISING COSTS

Advertising costs are charged to operations when incurred.

SEGMENT REPORTING

The company adopted Statement of Financial Accounting Standards No. 131 (SFAS
131), "Disclosures about Segments of an Enterprise and Related Information" on January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS 131 as it operates in only one segment.

PENSION AND OTHER POST RETIREMENT BENEFITS

The Company adopted Statement of Financial Accounting Standards No. 132 (SFAS
132), "Employers' Disclosures about Pensions and Other Post Retirement Benefits" on January 1, 1998. SFAS 132 requires comparative information for earlier years to be restated. The Company's results of operations and financial position were not affected by implementation of SFAS 132.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


DERIVATIVE INSTRUMENTS

Statement of Financial Accounting Standards No.133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133 also addresses the accounting for certain hedging activities. The Company currently does not have any derivative instrument nor is it engaged in hedging activities, thus the company does not believe implementation of SFAS 133 will have a material impact on its financial statement presentation or disclosures.

YEAR-END

BTUS, DRII and DRC have selected a December 31, year-end. DRC originally had a March 31 year-end, and has changed to a December 31 year-end, effective for the year ended December 31, 2000; therefore, DRC's short fiscal year will be April 1 to December 31, 2000 for tax purposes.


NOTE 3 -- PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 2000:

                                     BTUS            DRC            Total
                                  ---------       ---------       ---------
Equipment                         $  14,375       $ 263,794       $ 278,169
Software                                 --          55,053          55,053
Furniture and fixtures               10,246          35,587          45,833
                                  ---------       ---------       ---------

Total property and equipment         24,621         354,434         379,055

Accumulated depreciation               (694)        (50,246)        (50,940)
                                  ---------       ---------       ---------

Property and equipment, net       $  23,927       $ 304,188       $ 328,115
                                  =========       =========       =========

Depreciation for the year amounted to $ 51,721.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 4 -- LOSS ON UNCOLLECTIBLE DEBT

A merger agreement was entered into on March 31, 2000 between Web Ventures Corporation (now digitalReach Corp.), Stratasys, Inc., a California Corporation and Berten USA, Inc. The merger agreement intended that Berten USA, Inc. will be the surviving entity. The merger agreement did not become effective because it was never filed in accordance with the laws of each state of incorporation of the parties. During the months preceding the proposed mergers and subsequent to the merger agreements until September 2000, funds were loaned from Berten USA Holdings, Inc. to Berten USA, Inc and Stratasys, Inc. for development purposes. On September 30, 2000, total amounts loaned are as follows:

Berten USA, Inc.                         $   19,354
Stratasys, Inc.                           1,170,300
Advances to officer, Stratasys Inc.          57,422
                                         ----------

Total                                    $1,247,076
                                         ==========

At December 31, 2000, the total amount of $1,247,076 due from the above entities was written off as an extraordinary loss on uncollectible debt under Accounting Principles Board Opinion No. 30 (APB30). The underlying transactions related to the loss of funds loaned have a high degree of abnormality and would not reasonably be expected to recur in the foreseeable future. There is reasonable basis to believe that Stratasys, Inc. and Berten USA, Inc. have ceased their operations. Both companies have no assets, have suffered extreme financial difficulties and incurred substantial losses. All the above receivables are completely worthless and uncollectible.


NOTE 5 -- NOTE RECEIVABLE

The Company periodically receives advances from its shareholders for temporary source of funds. The Company issued 5,000,000 shares of common stock to its shareholders for $2,500,000 in exchange for cancellation of advances totaling $1,911,339 and note receivable of $588,661 on November 3, 2000. As of December 31, 2000, note receivable from shareholder amounted to $588,261.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 6 -- CURRENT LIABILITIES

The breakdown of various current liabilities of BTUS and its subsidiaries, as of December 31, 2000, are as follows:


                                 BTUS          DRII           DRC            Total
                               --------      --------      --------      --------
Accounts payable               $ 10,639      $ 26,490      $ 45,272      $ 82,401
Payroll taxes payable             8,345            --            --         8,345
Accrued expenses                                   --        36,006        36,006
Accrued wages                                      --        15,249        15,249
Other accrued liabilities            --            --        27,820        27,820
                               --------      --------      --------      --------

Total current liabilities      $ 18,984      $ 26,490      $124,347      $169,821
                               ========      ========      ========      ========


NOTE 7 -- MINORITY INTERESTS

Minority interests consist of 35% shareholders' equity in DRC.


Common Stock             $     133
Paid-in Capital            191,067
Accumulated Deficit
     Prior Period         (163,855)
     Current Period       (946,487)
                         ---------

                         $(919,142)
                         =========


NOTE 8 -- STOCKHOLDERS' EQUITY

As of January 1, 2000, there were 5,000,000 shares of common stock issued and outstanding. Effective May 18, 2000, a 1 for 5 reverse stock split was effected and the outstanding common shares were restated at 1,000,000 shares. Other subsequent stock issuances follow:

    (a) Pursuant to a stock purchase agreement, the Company issued Two Million shares (2,000,000) of common stock for note on May 18, 2000.

    (b) On June 26, 2000, the Company issued 65,000 shares of common stock for professional services valued at $25,000.

    (c) Pursuant to a stock exchange agreement on August 15, 2000, five million shares (5,000,000) of the Company's common stock were exchanged with five million shares of DigitalReach International, Inc. (DRII), a Nevada Corporation. As a result DRII became a 100% subsidiary of BTUS.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



    (d) On September 13, 2000, 29 million shares of the Company's common stock were exchanged with 29 million shares of common stock of Berten USA, Inc. pursuant to stock exchange agreement dated May 18, 2000.

    (e) The Company issued 5 million shares of common stock to Ridgeway Commercial Ventures Limited, a Belize corporation, in exchange for cancellation of $1,911,339 debt and note amounting to $588,661.

         As of December 31, 2001, total common shares issued and outstanding is 42,065,000.


NOTE 9 -- COMMITMENTS AND CONTINGENCIES

    a)   EMPLOYEE STOCK OPTIONS

        DRC has an employee stock option called "2000 Stock Option and Restricted Stock Plan" which was adopted effective September 7, 2000 and shall be in effect for ten years from date of adoption. Total

        Options available are 1,815,008 shares of common stock, of which 1,089,500 have been awarded to employees at an exercise price ranging from $0.40 to $1.00 per share. As of December 31, 2000, no stock options have been exercised. The schedule of vesting and exercise of the stock option plan is as follows:

         (1) 25% vesting and exercisable after one year

         (2) 50% vesting and exercisable after two years

         (3) Remaining 50% becomes exercisable into 24 equal installments and shall vest at the rate of one installment per month commencing 25 months after the award date and monthly thereafter.

        Vested installments shall be exercisable for a period of five years following the issuance of the options.

    b)   LEASE COMMITMENTS

        The Company leases and subleases its facilities under various operating leases expiring through February 2004. Rent and related expenses under operating leases amounted to $116,694. Future minimum lease commitments are:

Year         BTUS           DRC          Total
-----      --------      --------      --------
 2001      $ 32,238      $196,599      $288,837
 2002        24,894       211,080       235,974
 2003            --       199,352       199,352
 2004            --        20,450        20,450

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

    c)   CONTINGENCIES

        BTUS is indirectly involved in a court case involving an affiliate, Stratasys, Inc. The case is against the Chief Executive Officer of Stratasys, Inc. and is filed with the Superior Court of the State of California, County of San Luis Obispo on charges of self-dealing, breach of contract, fraudulent transfer and constructive fraud. The case was related to the proposed merger agreement between Berten USA, Stratasys, Inc. and Web Ventures (now DigitalReach Corporation) dated March 31, 2000. The merger did not become effective. At December 31, 2000, the lawsuit is still pending.


NOTE 10 -- INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes," to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate, as follows:

Net operating loss carry forward                              $ 4,055,584

Current Tax Asset Value of Net Operating Loss
    Carryforwards at Current Prevailing Federal Tax Rate          608,338
Valuation Allowance                                              (608,338)
                                                              -----------
     Net Tax Asset                                            $        --
                                                              ===========

Current Income Tax Expense                                    $        --
                                                              ===========

Deferred Income Tax Benefit                                   $        --
                                                              ===========

NOTE 11 -- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

There were no cash payments made for interest and income taxes during the year. Non-cash investing and financing activities include:

    a) Issuance of 2,000,000 shares of common stock in exchange for notes receivable of $1,000,000.

    b) Issuance of 65,000 shares of common stock in exchange for services valued at $25,000.

    c) Issuance of 29,000,000 shares of common stock for cancellation of $2,030,000 debt.

    d) Issuance of 5,000,000 shares of common stock for cancellation of $1,911,339 debt and note receivable amounting to $588,661.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 12 -- GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek investors for funding to continue the operations of its subsidiaries that are in their development stages.


NOTE 13 -- SUBSEQUENT EVENTS

Per statement of consent by the Directors of DRC without meeting on March 6, 2001, all members approved the increase of its authorized common shares of stock from 25,000,000 to 100,000,000 shares. Common stock par value remains at $0.01 per share. As of report date, the articles of amendment to the amended and restated articles of incorporation of DRC relating to the increased capitalization have not been filed with the state of Virginia.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
    CONSOLIDATED SCHEDULE OF DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES
                                   SCHEDULE A
                      FOR THE YEAR ENDED DECEMBER 31, 2000


Salaries and wages                                                    $1,210,192
Legal and accounting                                                     191,875
Consulting                                                               197,889
Travel and entertainment                                                 191,363
Rent                                                                     127,301
Employee recruitment and training                                        109,474
Payroll taxes                                                             87,543
Advertising and marketing                                                 77,408
Outside services                                                          73,579
Employee benefits                                                         75,044
Equipment rental                                                          39,205
Office expense                                                            30,344
Telephone                                                                 22,017
Telecommunications and internet                                           17,144
Payroll tax penalties                                                     15,677
Public and corporate relations                                            14,396
Software                                                                  11,426
Dues and subscriptions                                                    11,727
Insurance                                                                  8,386
Repairs and maintenance                                                    7,588
Printing                                                                   5,619
Postage and shipping                                                       4,650
Licenses and permits                                                       5,520
Payroll service fees                                                       1,093
Miscellaneous                                                             19,208
                                                                      ----------

Total development, general, and administrative expenses               $2,555,668
                                                                      ==========

                                    PART III


Item 1.  Exhibit Index

Sequential
No.                                                                             Page No.
----------                                                                      --------
     (3)  Articles of Incorporation and Bylaws

                  3.1     Articles of Incorporation of Future Projects VII Corp.
                          filed June 3, 1997

                  3.2     Articles of Amendment to Articles of Incorporation of
                          Future Projects VII Corp. filed June 2, 2000

                  3.3     Bylaws


     (4)      Form of Common Stock Certificate

    (10)

                  10.1 Stock Exchange Agreement dated May 18, 2000 by and between Future Projects VII Corp. and Berten USA Inc.

                  10.2 Stock Purchase Agreement dated May 18, 2000 by and between Asean Commercial Holdings Ltd. and Future
                           Projects VII Corp.

                  10.3 Stock Exchange Agreement dated August 15, 2000 by and between Berten USA Holdings, Inc. and Digitalreach
                           International, Inc.

                  10.4 Stock Purchase Agreement dated October 23, 2000 by and between Berten USA Holdings, Inc. and Ridgeway
                           Commercial Ventures, Ltd.

    (21)  List of Subsidiaries

    (23) Consents - Experts

                  23.1     Consents of Josefina De La Cruz, Certified Public
                           Accountant

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 15, 2000                         BERTEN USA HOLDINGS, INC.



                                            By: /s/ Chris Albornoz
                                                --------------------------------
                                                Chris Albornoz
                                                President

EXHIBIT 3.1         Articles of Incorporation of Future Projects VII Corp.
                    filed June 3, 1997

EXHIBIT 3.2 Articles of Amendment to Articles of Incorporation of Future Projects VII Corp. filed June 2, 2000

EXHIBIT 3.3         Bylaws



EXHIBIT 4           Form of Common Stock Certificate


EXHIBIT 10.1

         Stock Exchange Agreement dated May 18, 2000 by and between Future Projects VII Corp. and Berten USA Inc.
         (to be filed by amendment)

EXHIBIT 10.2

         Stock Purchase Agreement dated May 18, 2000 by and between Asean Commercial Holdings Ltd. and Future Projects VII Corp. (to be filed by amendment)

EXHIBIT 10.3

         Stock Exchange Agreement dated August 15, 2000 by and between Berten USA Holdings, Inc. and Digitalreach International, Inc. (to be filed by amendment)

EXHIBIT 10.4

         Stock Purchase Agreement dated October 23, 2000 by and between Berten USA Holdings, Inc. and Ridgeway Commercial Ventures, Ltd. (to be filed by amendment)


EXHIBIT 21          List of Subsidiaries

                    Digitalreach International, Inc.
                    11845 West Olympic Boulevard, Suite 1140
                    Los Angeles, California 90064

                    digitalReach Corporation
                    9227 E. Lincoln Ave., #200
                    Littleton, CO 80124


EXHIBIT 23.1        Consent of Josefina De La Cruz, Certified Public Accountant